[Total Letterhead]

TOTAL S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R § 200.83

April 17, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: H. Roger Schwall

Re:	Total S.A. Annual Report on Form 20-F for the Fiscal Year Ended
December 31, 2007
Form 6-K Filed October 16, 2008
Response Letter Dated January 30, 2009 (File No. 1-10888)

Dear Mr. Schwall:

Thank you for your letter dated February 26, 2009, setting forth the Staff’s comments relating to our Annual Report on Form 20-F for the year ended December 31, 2007, our filing on Form 6-K made on October 16, 2008 and our response letter dated January 30, 2009. Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

[*** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

Response Letter Dated January 30, 2009

1.	We note your response to the comment set forth in our letter dated December 18, 2008. To the extent not addressed by your response, please tell us about any royalties, taxes or other payments you have made to the government of Syria, or to entities controlled by that government, during the past fiscal year. To the extent not addressed by your response, please also describe any contracts, agreements, or other arrangements you have entered into regarding future payments to be made, or future cash flow to be generated, to the Syrian government or to entities that it controls.

R:	In 2008, the Company had only one contract relating to oil and gas Exploration & Production activities in Syria: a Production Sharing Agreement entered into in 1988 (“PSA 1988”) for an initial period of 20 years. It was renewed at the end of 2008 for an additional 10-year period, as described in the Company’s response dated January 30, 2009.

The Company owns 100% of the rights and obligations under PSA 1988, and is operating on various oil fields in the Deir Ez Zor area through a dedicated non-profit operating company owned equally by the Company and the state-owned Syrian Petroleum Company (“SPC”). [***]

The main terms of PSA 1988 are similar to those normally used in the oil and gas industry. [***] The Company receives its net share of revenues in cash payments made by SPC. Future payments are to be made according to the same terms of PSA 1988.

[***]

As explained in our response dated January 30, 2009, the two other Exploration & Production agreements signed in 2008 are paving the way for additional activities, but no firm commitment to invest has been determined at this date. Therefore, no firm payments or cash flow can be anticipated from these framework agreements.

[***]

2.	Please tell us the nature and amounts of royalties, taxes, and other payments you have made to the government of Iran, or to entities controlled by that government, during the past fiscal year. Your response should include information regarding both cash payments and payments in kind, including payments pursuant to any contractual profit-sharing mechanisms. Please also tell us the total cash flow generated by your operations in Iran during the past fiscal year, including amounts recognized by you as revenue and amounts generated for the Iranian government or entities controlled by that government. Describe in reasonable detail the terms of any contracts, agreements or other arrangements you have entered into regarding future payments to be made, or future cash flow to be generated, to the Iranian government or to entities that it controls.

R:

In Iran, the Company’s Exploration & Production operations are conducted under buy back service contracts normally used in the oil and gas industry. Under such contracts, the Company is responsible for, and finances, development operations.

Once development is completed, operations are handed over to the national oil company, which then operates the field. The contract remains in force until full repayment. After hand over, the Company receives payments in-cash or in-kind to recover its development and financing expenditures, as well as remuneration based on the field’s performance. Furthermore, upon the national oil company’s request, a technical services agreement can be implemented in conjunction with a buy back service contract to provide qualified personnel and services. [***]

[***]

For 2009, two buy back service contracts are still in force, those related to South Pars 2 and 3 and Dorood. For both, development operations have been completed, hand over has been made and the contracts are now in the repayment phase. [***]

With respect to the Company’s Refining & Marketing activities, Beh Total, a company held 50/50 by Behran Oil and Total Outre-Mer, a subsidiary of the Company, produces and markets lubricants in Iran. [***]

[***]

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Please direct any questions or comments regarding the foregoing to the undersigned at (011)331.4744.4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)331.7304.1000 or their colleagues listed below.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

cc:	Jennifer O’Brien

Kimberly Calder

Laura Nicholson

Tim Levenberg

(Securities and Exchange Commission)

Thierry Reveau de Cyrières

Dominique Bonnet

(Total S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)